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CRAIG G. CHRISTENSEN, ESQ.
CCHRISTENSEN@PENNEYANDASSOCIATES.COM



August 28, 2009
VIA OVERNIGHT DELIVERY



Received SEC

SEP 0 2 2009

Washington, DC 20549

U.S. Securities and Exchange Commission
Office of Emerging Growth Companies
ATTN: John Reynolds, Assistant Director
100 F Street, N.E.
Mail Stop #3561
Washington, D.C. 20549

> Re: **inForm, Inc./Second Amended Regulation A Offering Circular and Statement**
> **File No. 024-10223**
> **Response to Comment Letter Dated February 13, 2009**

Dear Mr. Reynolds:

This letter accompanies the submittal of an original and six copies of a (Second) Amended Offering Statement and Offering Circular of inForm, Inc. (the "Company"), an Oregon corporation. Also enclosed is a marked-up version of the Offering documents as requested in your letter of February 13, 2009.

The following responses are numbered sequentially to correspond with the numbered comments in your Feb. 13 letter:

1. The cover page has been revised to reflect that there is no minimum number of shares which must be sold in the offering. Other sections of the circular have also been similarly revised.

2. The requested revisions have been made, including a specific, scalable Plan of Operations. The revisions are highlighted in the marked-up version under Business and Properties and Use of Proceeds.

3. The requested revisions have been added to Risk Factor no. 5.

4. The requested revision to Risk Factor no. 3 has been made.

5. The requested revision has been added as Risk Factor no. 9

6. The requested revision has been added as Risk Factor no. 10

7. The requested revision has been added as Risk Factor no. 11

8. The requested revision has been added as Risk Factor no. 12.

9. The requested reconciliation of net tangible book value has been made in the financial statements.

10. The requested revision to question 8(a) has been made as to both assumptions.

11. The total number of preferred shares outstanding has been clarified in the response to question 8(a).

12. The requested information has been added to the response to question 8(b)

13. The requested revisions to the response to questions 11 and 12 and the Use of Proceeds have been made as reflected in the marked-up version.

14. The requested disclosure of the number of common and preferred shares currently outstanding has been made.

15. The special voting rights information is found in section 2(c) of the Attachment to Article 7 of the Articles of Incorporation.

16. The dividend rights of preferred shareholders are described in section 2(a) of the Attachment to Article 7 of the Articles of Incorporation.

17. The response to question 15 is based on specific provisions in the Attachment to Article 7 of the Articles of Incorporation, which as a matter of law supersede any contrary provision in the Bylaws.

18. The requested revision to share ownership of principal stockholders has been made and the number of preferred shares outstanding has been corrected.

19. The requested information has been added to the response to question 39(b).

20. Financial statements for the periods ending Dec. 31, 2008 and June 30, 2009 have been added.

21. Statements of Cash Flows and shareholders' equity have been added for each period.

22. The apparent discrepancy in the June 30, 2008 balance sheet has been explained in new footnote 3.

23. The response to question 26 has been corrected to reflect that no escrow agent has been appointed nor will any escrow account be established for purposes of this Offering.

24. The form of Preferred Stock Certificate is enclosed herewith for filing.

25. The Exhibit C Subscription Agreement has been revised as requested.

Please direct any future comments to the undersigned at the above address.

Very truly yours,



Craig G. Christensen

CGC:thg
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